UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

MERIX CORPORATION
(Name of Subject Company (Issuer))
4% Convertible Senior Subordinated Notes due 2013
(Title of Class of Securities)
590049AB8
(CUSIP Number of Class of Securities)

David M. Sindelar
Chief Executive Officer
Merix Corporation
15725 SW Greystone Court, Suite 200
Beaverton, Oregon 97006
(503) 716-3700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)
Copy to:

R. Scott Cohen Weil, Gotshal & Manges LLP 200 Crescent Ct., Suite 300 Dallas, TX 75201 Tel: (214) 746-7700	Todd R. Chandler Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,433,504.70	$102.21

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a repurchase of the 4% Convertible Senior Subordinated Notes due 2013 (the “Notes”) upon a fundamental change, pursuant to the indenture governing the Notes, calculated as the sum of (a) $1.41 million, representing 100% of the principal amount of the Notes outstanding, plus (b) $23,504.70, representing accrued and unpaid interest on the Notes to, but not including, April 15, 2010.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☑
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $102.21	Filing Party: Merix Corporation
Form or Registration No.: Schedule TO	Date Filed: March 16, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transaction to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Merix Corporation, an Oregon corporation (the “Company,” “we,” “us” and “our”) on March 16, 2010, pursuant to Rule 13e-4 under the Securities Act of 1934, as amended (the “Exchange Act”), in connection with its offer to repurchase for cash any and all of its outstanding 4% Convertible Senior Subordinated Notes due 2013 (the “Notes”), pursuant to the terms and conditions of the Notice of Fundamental Change and Offer to Purchase, dated March 16, 2010 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A).
     The information in the Offer to Purchase, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information
Item 11(b) of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:
     On March 24, 2010, the Company filed a Form 15 with the Securities and Exchange Commission (the “SEC”) to deregister its common stock and the Notes. As a result, the Company is no longer subject to the reporting requirements of the Exchange Act and no longer required to file periodic reports and other information with the SEC. The Company’s parent, Viasystems Group, Inc., continues to be subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2010	MERIX CORPORATION
	By:	/s/ Gerald G. Sax
		Name:	Gerald G. Sax
		Title:	Vice President, Treasurer and Chief Financial Officer

Exhibit Index

(a)(1)(A)*	Notice of Fundamental Change and Offer to Purchase, dated March 16, 2010.

(a)(1)(B)*	Press release, dated March 16, 2010.

(b)	Not Applicable.

(d)(1)
Indenture, dated as of May 16, 2006, between Merix Corporation and U.S. Bank National Association, as trustee, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on May 16, 2006 and Exhibit 10.1 attached thereto.

(d)(2)
Supplemental Indenture, dated as of February 16, 2010, between Merix Corporation, Viasystems Group, Inc. and U.S. Bank National Association, as trustee, hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on February 17, 2010 and Exhibit 4.1 attached thereto.

(d)(3)
Agreement and Plan of Merger, dated October 6, 2009, by and among Viasystems Group, Inc., Maple Acquisition Corp. and Merix Corporation, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Current Report on Form 8-K, filed on October 7, 2009 and Exhibit 2.1 attached thereto.

(d)(4)
Note Exchange Agreement, dated October 6, 2009, by and among Viasystems Group, Inc., Maple Acquisition Corp. and the Noteholders party thereto, and a description of the material terms thereof, are hereby incorporated by reference from the Company’s Registration Statement on Form S-4, filed on November 10, 2009 and Exhibit 10.8 attached thereto.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on Schedule TO on March 16, 2010.

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